Exhibit 2.5

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2001, 2000 and 1999

Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E- Mail: generaldelivery@ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

March 12, 2003

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Balance Sheets

December 31, 2001 and 2000

(Expressed in Canadian Dollars)

		2001	2000

ASSETS

Current
Cash and cash equivalents		$214,827	$219,333
Marketable securities		430,759	1,142,829
Sundry receivable		73,856	78,076
Prepaid expenses and deposits		171,289	56,601

		890,731	1,496,839

Mineral interests (Notes 2a & 4)		100	100

Capital assets (Note 5)		98,095	134,664

		$988,926	$1,631,603

LIABILITIES

Current
Accounts payable and accrued liabilities		$401,608	$328,873

SHAREHOLDERS' EQUITY

Share capital (Note 6)		10,286,933	10,286,933

Deficit		(9,699,615)	(8,984,203)

		587,318	1,302,730

		$988,926	$1,631,603

Commitments (Note 9)

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"

	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit

Years Ended December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

	2001	2000	1999

Interest and sundry income	$77,023	$116,205	$144,042

Exploration costs	168,835	446,094	759,871

Administrative expenses
Accounting and audit	62,070	69,171	75,231
Advertising	9,587	18,665	36,222
Amortization of capital assets	25,877	35,187	51,788
Capital taxes	-	5,765	11,581
Conference	-	2,377	16,364
Consulting fees	73,510	137,651	157,635
Legal	92,503	48,255	25,250
Listing, filing and transfer agents	16,082	16,460	32,094
Management fees	34,143	48,474	40,758
Office and miscellaneous	41,556	58,909	51,683
Promotion and government relations	91,161	115,599	171,433
Property investigation	-	-	52,229
Rent	79,055	72,723	103,225
Salaries and benefits	56,038	65,837	67,832
Telephone	7,354	14,289	20,868
Travel and transportation	35,038	28,892	35,492
Foreign exchange loss (gain)	(374)	2,630	5,028

	623,600	740,884	954,713

Operating loss	(715,412)	(1,070,773)	(1,570,542)

Write down of marketable securities	-	-	(116,349)

Loss for the year	(715,412)	(1,070,773)	(1,686,891)

Deficit, beginning of year
As previously stated	(6,702,833)	(6,078,154)	(4,572,046)
Adjusted for change in accounting for
exploration costs (Note 2a)	(2,281,370)	(1,835,276)	(1,654,493)

As restated	(8,984,203)	(7,913,430)	(6,226,539)

Deficit, end of year	$(9,699,615)	$(8,984,203)	$(7,913,430)

Loss per share, basic and diluted	$(0.04)	$(0.07)	$(0.10)

Weighted average number of common
shares outstanding – basic and diluted	16,380,123	16,335,178	16,154,986

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

	2001	2000	1999

Cash flows from (used in)
operating activities
Loss for the year	$(715,412)	$(1,070,773)	$(1,686,891)
Adjustment for items not involving cash:
- amortization	41,075	56,898	82,511
- write down of marketable securities	-	-	116,349
- gain on sale of marketable securities	(35,168)	(42,325)
Change in non-cash working capital items:
- funds restricted for mineral explorations	-	-	213,598
- sundry receivable	4,220	14,807	(75,253)
- prepaid expenses and deposits	(114,688)	7,874	(458)
- accounts payable and accrued liabilities	72,735	44,124	145,195

	(747,238)	(989,395)	(1,204,949)

Cash flows from financing activities
Shares issued for cash	-	111,100	562,500

Cash flows from (used in)
investing activities
Acquisition of capital assets	(4,506)	(1,725)	(8,303)
Proceeds from sales of
marketable securities	4,850,254	2,298,889	531,848
Purchase of marketable securities	(4,103,016)	(1,467,760)	-

	742,732	829,404	523,545

Increase (Decrease) in cash and
cash equivalents	(4,506)	(48,891)	(118,904)

Cash and cash equivalents,
beginning of year	219,333	268,224	387,128

Cash and cash equivalents,
end of year	$214,827	$219,333	$268,224

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

1. Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2. Change in Accounting Policies

a) Exploration costs The Company has changed its accounting policy to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company’s previously capitalized Mineral Interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at December 31, 2001 by $2,450,305 (December 31, 2000 - $2,281,370), increase the opening deficit at January 1, 2001 by $2,281,370 (January 1, 2000 - $1,835,276) and to increase the loss for the year ended December 31, 2001 by $168,935 (December 31, 2000 – $446,094).

b) Earnings per Share Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

3. Significant Accounting Policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Minera l Corporation (“Temco”). All material inter-company balances have been eliminated.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c) Capital Assets

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2001 and 2000, cash equivalents consist of bank redeemable term investment certificates.

(e) Marketable Securities

Marketable securities are stated at the lower of cost and market value. As at December 31, 2001, marketable securities consist of bonds issued by the Government of Canada. The market value is $433,969 (2000-$1,160,259).

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

3. Significant Accounting Policies (continued)

(f) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(g) Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars). It translates foreign currency transactions into its functional currency in the following manner.

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(h) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred (see note 2a also)

.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

3. Significant Accounting Policies (continued)

(i) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

In 1999, the Company changed its polic y for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The adoption of Section 3465 did not impact amounts reported in the prior period.

4. Mineral Interests

The costs incurred on the Company’s mineral properties, which are all located in China, are as follows:

		January 1 to
		December 31, 2001
	Costs incurred	Exploration Costs,	Costs incurred
	to December	net of expense	to December
	31, 2000	recovery	31, 2001

a) currently active properties
White-Silver Mountain	$1,395,428	$(89,453)	$1,305,975
Heavenly Mountains	436,519	-	436,519
Inner Mongolia – Gobi Gold	449,023	258,288	707,311

	2,280,970	168,835	2,449,805

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

4. Mineral Interests (continued)

b) inactive properties

Emperor's Delight	100	-	100
Crystal Valley	100	-	100
Stone Lake	100	-	100
Changba Lijiagou Lead-Zinc Deposit	100	-	100
Chapuzi	100	-	100

	500	0	500

	$2,281,470	$168,835	2,450,305

Write-down of Mineral interests			(2,450,205)

			$100

(c) The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China, pursuant to a Joint Venture Agreement signed on August 28, 1998. A joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin”), was formed to hold the above mineral interests. In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties. Baiyin will contribute the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Keyin. Following the completion of the above expenditures, each party shall contribute to Keyin in proportion to their respective beneficial interests.

Pursuant to an option agreement dated December 22, 1999, with effect from June 10, 1998, the Company granted Teck Corporation of Vancouver, B.C., Canada, an option to earn a 56% interest in Keyin by assuming all of the Company’s funding requirements until commercial production has been attained. Pursuant to the term of the same option agreement, Cominco Ltd. (“Cominco”) of Vancouver, B.C., Canada, has “back-in rights” with respect to this project to earn up to a 20% interest in Keyin up to the pre-feasibility stage by repaying Teck one and one-half times the total project expenditures up to the date of exercise of its rights and making a cash payment to the Company, and thereafter funding its pro-rata share of feasibility and development costs.

The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-in Rights that are detailed in Note 9(c). The White Silver Mountain Agreement does not constitute an exercise of either Teck’s or Cominco’s first right of refusal, which remain intact.

(d) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. The Company discontinued further work and suspended the project in 1999.

(e) The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China. Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period. A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

5. Capital Assets

		2001

		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$65,191	$51,900	$13,291
Office equipment and furniture	83,118	60,330	22,788
Motor vehicles	59,309	47,205	12,104
Mining equipment	191,873	141,961	49,912

	$399,491	$301, 396	$98,095

		2000

		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$62,948	$46,684	$16,264
Office equipment and furniture	81,436	50,924	30,512
Motor vehicles	59,309	42,018	17,291
Mining equipment	191,292	120,695	70,597

	$394,985	$260,321	$134,664

6. Share Capital

a. Authorized: 100,000,000 common shares without par value

b. Issued:

	Shares	Amount
Balance December 31, 1999	16,270,123	10,175,833
Share purchase warrants exercised at $1.01 per share	110,000	111,100

Balance, December 31, 2001 and 2000	16,380,123	$10,286,933

c. As at December 31, 2001, 2,991,322 (2000 – 3,562,328) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

6. Share Capital (continued) d. Stock options outstanding at December 31, 2001 are as follows:

Number of Shares	Exercise Price	Expiry Date

270,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
97,300	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,366,400	$0.20	November 27, 2006

2,637,000

Each option entitles the holder to acquire one share of the Company.

7. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2001	2000

Statutory income tax rate	(45%)	(46%)
Tax losses not benefited	45%	46%

Effective tax rate	-	-

(b) As at December 31, 2001, the Company has non-capital losses of approximately $7,208,076, unused cumulative Canadian and foreign exploration and development expenses of $2,789,191, and undepreciated capital costs of approximately $423,990 carried forward for tax purposes and available to reduce taxable income of future years. The non-capital losses expire commencing in 2002 to 2008. The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is unlikely.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

8. Related Party Transactions

a. The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2001	2000	1999

Management fees	$77,757	$86,263	$89,392
Exploration costs	72,648	59,577	77,073

	$192,405	$187,840	$166,465

b. Accounts payable of $80,058 (2000 - $63,117) is due to a director or a corporation controlled by a director of the Company.

9. Commitments

(a) The Company has commitments in respect of office leases requiring minimum payments of $989,198, as follows:

2002	$129,918
2003	225,150
2004	197,015
2005	191,680
2006	196,056
2007	49,379

$989,198

The Company has entered into a sub-lease agreement for a portion of its leased premises and anticipates recovering approximately $95,000 per annum.

(b) The Company entered into a Loan Agreement (the “Agreement”) with a director of the Company in October, 1997. Pursuant to the terms of the Agreement, the Company agreed to advance a sum up to $225,000 to assist the director in moving from Toronto to Vancouver, Canada, and purchasing a residence in either Vancouver or Beijing, China. The loan will be fully secured and repaid by the director upon the occurrence of certain stated events as described in the Agreement. The director has not yet exercised his rights under the terms of the Agreement.

(c) The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation (“Teck”) and Cominco Ltd. (“Cominco”), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”).

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received “earn-in rights” as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a proper ty deemed to be a development property. After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

10. Financial Instruments
The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments. The fair value of marketable securities is equivalent to the market value. The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB. The Company is not exposed to significant interest risk. The Company places its marketable securities with government debt securities and is subject to minimal credit risk. The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial ins truments.

11. Comparative Figures
Certain 1999 and 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

12. Subsequent Event

Subsequent to year-end, the Company granted 180,000 stock options to its directors and employees at $0.25 per share expiring on February 6, 2005.